October 18, 2017

VIA EDGAR

Kenneth Ellington

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, NE

Washington, DC 20549

Re: Goldman Sachs Trust (811-05349) and Goldman Sachs Variable Insurance Trust (811-08361) (together, the “Registrants”) — Review of Annual Report Disclosures

Dear Mr. Ellington:

This letter responds to comments you provided telephonically to Brenden P. Carroll and Joshua Katz of Dechert LLP on Monday, September 18, 2017, with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of the annual reports filed on Form N-CSR for certain series of the Registrants (each, a “Fund”), relating to the fiscal years ended August 31, 2016, December 31, 2016 and March 31, 2017 (as applicable).1 We have reproduced your comments below, followed by our responses. References herein to a “Registrant” refer to the applicable Registrant, as the context requires.

1.	Comment: Please disclose supplementally whether the Goldman Sachs Concentrated Growth Fund, which is classified in its prospectus as a “non-diversified company,” has operated as a “diversified company” for an uninterrupted three-year period and has thus changed its status to that of a diversified company. If so, please confirm that the Fund would obtain shareholder approval before changing its classification back to a non-diversified company.

Response: The Registrant confirms that the Fund has operated as a “diversified company” for an uninterrupted three-year period, and has thus changed its status to that of a diversified company. The Fund’s disclosure will be updated in the future to reflect the change in diversification status. The Registrant confirms that the Fund would obtain shareholder approval before changing its classification back to a non-diversified company.

[1]	You reviewed the annual reports of the following Funds: (1) Goldman Sachs Bond Fund, Goldman Sachs Capital Growth Fund, Goldman Sachs Concentrated Growth Fund, Goldman Sachs Core Fixed Income Fund, Goldman Sachs Dynamic Emerging Markets Debt Fund, Goldman Sachs Dynamic Municipal Income Fund, Goldman Sachs Dynamic U.S. Equity Fund, Goldman Sachs Emerging Markets Debt Fund, Goldman Sachs Enhanced Dividend Global Equity Portfolio, Goldman Sachs Enhanced Income Fund, Goldman Sachs Equity Income Fund, Goldman Sachs Financial Square Federal Instruments Fund, Goldman Sachs Financial Square Government Fund, Goldman Sachs Financial Square Money Market Fund, Goldman Sachs Financial Square Prime Obligations Fund, Goldman Sachs Financial Square Tax-Exempt Money Market Fund, Goldman Sachs Financial Square Treasury Instruments Fund, Goldman Sachs Financial Square Treasury Obligations Fund, Goldman Sachs Financial Square Treasury Solutions Fund, Goldman Sachs Flexible Cap Fund, Goldman Sachs Focused Growth Fund, Goldman Sachs Focused Value Fund, Goldman Sachs Global Income Fund, Goldman Sachs Government Income Fund, Goldman Sachs Growth Opportunities Fund, Goldman Sachs High Quality Floating Rate Fund , Goldman Sachs High Yield Fund, Goldman Sachs High Yield Floating Rate Fund, Goldman Sachs High Yield Municipal Fund, Goldman Sachs Inflation Protected Securities Fund, Goldman Sachs Investment Grade Credit Fund, Goldman Sachs Investor Money Market Fund, Goldman Sachs Investor Tax-Exempt Money Market Fund, Goldman Sachs Large Cap Value Fund, Goldman Sachs Local Emerging Markets Debt Fund, Goldman Sachs Long Short Credit Strategies Fund, Goldman Sachs Mid Cap Value Fund, Goldman Sachs Short Duration Government Fund, Goldman Sachs Short Duration Income Fund, Goldman Sachs Short Duration Tax-Free Fund, Goldman Sachs Short-Term Conservative Income Fund, Goldman Sachs Small Cap Value Fund, Goldman Sachs Small/Mid Cap Growth Fund, Goldman Sachs Small/Mid Cap Value Fund, Goldman Sachs Strategic Factor Allocation Fund, Goldman Sachs Strategic Growth Fund, Goldman Sachs Strategic Income Fund, Goldman Sachs Strategic Macro Fund, Goldman Sachs Tax-Advantaged Global Equity Portfolio, Goldman Sachs Technology Opportunities Fund, and Goldman Sachs U.S. Mortgages Fund, each a series of Goldman Sachs Trust; and (2) Goldman Sachs Core Fixed Income Fund, Goldman Sachs Equity Index Fund, Goldman Sachs Global Trends Allocation Fund, Goldman Sachs Government Money Market Fund, Goldman Sachs Growth Opportunities Fund, Goldman Sachs High Quality Floating Rate Fund, Goldman Sachs Large Cap Value Fund, Goldman Sachs Mid Cap Value Fund, Goldman Sachs Multi-Strategy Alternatives Portfolio, Goldman Sachs Small Cap Equity Insights Fund, Goldman Sachs Strategic Growth Fund, Goldman Sachs Strategic Income Fund, Goldman Sachs Strategic International Equity Fund and Goldman Sachs U.S. Equity Insights Fund, each a series of Goldman Sachs Variable Insurance Trust.

October 18, 2017

2.	Comment: If applicable, please identify in the Schedule of Investments the specific types of structured notes (e.g., barrier notes, steepener notes, or cap notes) held by the Goldman Sachs Dynamic Emerging Markets Debt Fund and the Goldman Sachs Local Emerging Markets Debt Fund.

Response: The Registrant believes that the description of the structured notes listed in the Funds’ respective Schedules of Investments for the fiscal year ended March 31, 2017 is appropriate and consistent with industry practice and disclosure requirements. If a Fund invests in other types of structured notes that have unique terms or features, the Registrant will consider whether to revise the Fund’s registration statement to include additional disclosure regarding the use of such structured notes and related risks.

3.	Comment: The Staff notes that bank loans comprise a significant portion of the investments held by the Goldman Sachs High Yield Floating Rate Fund. To the extent that the Fund earns any fees from loan consents and loan amendments (and other sources besides dividends and interest) that exceed 5% of the Fund’s total income, please disclose such amount separately in the Statement of Operations, as required by Rule 6-07(1) of Regulation S-X.

Response: The Registrant confirms that the Fund’s income from loan consents and loan amendments (and other sources besides dividends and interest) did not exceed 5% during its fiscal year ended March 31, 2017.

4.	Comment: The Staff notes that the Goldman Sachs Strategic Income Fund and Goldman Sachs Local Emerging Markets Debt Fund each made significant return of capital distributions during the most recent fiscal year. If necessary, please revise the “dividends” section of the “Quarterly Fact Card” available on each Fund’s website to clarify that all or a portion of the Fund’s past distributions included a return of capital. The Staff notes that “dividends” do not include return of capital distributions.

Response: The Registrant will revise the Funds’ Quarterly Fact Cards consistent with the Staff’s comment.

5.	Comment: With respect to the Funds that operate as money market funds pursuant to Rule 2a-7 under the Investment Company Act of 1940, please ensure that each Fund prominently posts on its website a link to a website of the Securities and Exchange Commission where a user may obtain the most recent 12 months of publicly available information filed by the Fund on Form N-MFP, as required by Rule 2a-7(h)(10)(iv).

Response: The Registrants will add the link required by Rule 2a-7(h)(10)(iv) to the Funds’ websites.

October 18, 2017

6.	Comment: The Staff notes that each of the following Funds has consistently reported a higher rate of portfolio turnover (e.g. greater than 300%) in the Financial Highlights section of its annual report:

•	Goldman Sachs Bond Fund;

•	Goldman Sachs Core Fixed Income Fund (Goldman Sachs Trust);

•	Goldman Sachs Global Income Fund;

•	Goldman Sachs Government Income Fund;

•	Goldman Sachs U.S. Mortgages Fund; and

•	Goldman Sachs Core Fixed Income Fund (Goldman Sachs Variable Insurance Trust).

Accordingly, please consider disclosing “Portfolio Turnover Rate Risk” as a principal risk in each Fund’s prospectus.

Response: The Registrants will incorporate the Staff’s comment in connection with the Funds’ next annual update filings.

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We will endeavor to incorporate the applicable comments discussed above as soon as reasonably practicable. Please do not hesitate to contact Brenden P. Carroll (202.261.3458) or Joshua Katz (617.728.7136) of Dechert LLP with any questions or comments concerning this correspondence.

October 18, 2017

Very truly yours,

/s/ Scott M. McHugh

Scott M. McHugh,

Principal Financial Officer, Treasurer and Senior Vice President,

Goldman Sachs Trust

Goldman Sachs Variable Insurance Trust

cc:	Caroline L. Kraus, Goldman Sachs Asset Management

Peter W. Fortner, Goldman Sachs Asset Management

Stephen H. Bier, Dechert LLP

Brenden P. Carroll, Dechert LLP

Joshua Katz, Dechert LLP